SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                     NutraMax Products, Inc.
                     -----------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
             ---------------------------------------
                 (Title of Class of Securities)

                            67061A30
                         ---------------
                         (CUSIP Number)

                        David M. Schulte
                     Chilmark Fund II, L.P.
                    875 North Michigan Avenue
                     Chicago, Illinois 60611
                         (312) 984-9711
       -------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                        December 4, 1997
                        ----------------
                 (Date of Event which Requires
                   Filing of this Statement)



     If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
      Rule 13d-1(b)(3) or (4), check the following box [   ].


                       Page 1 of 11 Pages
                Exhibit Index Appears on Page 10

                           SCHEDULE 13D

CUSIP NO.  67061A30
           --------

--------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cape Ann Investors, L.L.C.
--------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [___]
                                                         (b) [ x ]
--------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [___]
--------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ----------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,003,168
EACH            ----------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,003,168
--------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,003,168
--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [___]
--------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.9%
--------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                       Page 2 of 11 Pages

                           SCHEDULE 13D

CUSIP NO.  67061A30
           --------

--------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Fund II, L.P.
--------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [___]
                                                         (b) [ x ]
--------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [___]
--------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ----------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,008,168
EACH            ----------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,008,168
--------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,008,168
--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [___]
--------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.9%
--------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN


                       Page 3 of 11 Pages

                           SCHEDULE 13D

CUSIP NO.  67061A30
           --------

--------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark II, L.L.C.
--------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [___]
                                                         (b) [ x ]
--------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [___]
--------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ----------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,008,168
EACH            ----------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,008,168
--------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,008,168
--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [___]
--------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.9%
--------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                       Page 4 of 11 Pages

                           SCHEDULE 13D

CUSIP NO.  67061A30
           --------

--------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Partners, L.L.C.
--------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [___]
                                                         (b) [ x ]
--------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [___]
--------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ----------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,008,168
EACH            ----------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,008,168
--------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,008,168
--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [___]
--------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.9%
--------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

                       Page 5 of 11 Pages

                           SCHEDULE 13D

CUSIP NO.  67061A30
           --------

--------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David M. Schulte
--------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [___]
                                                         (b) [ x ]
--------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [___]
--------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ----------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,008,168
EACH            ----------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ----------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,008,168
--------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,008,168
--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [___]
--------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.9%
--------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN


                       Page 6 of 11 Pages

           This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on September 22, 1997, as previously amended (the "Schedule 13D"), by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.

           Cape Ann acquired the 193,014 additional shares of Common Stock to which this Amendment relates on December 4, 1997, pursuant to the October Agreement, as amended by Amendment No. 1, dated as of October 16, 1997 (the "Amendment to October Agreement"), between the Issuer and Cape Ann. A copy of the Amendment to October Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference. The source of the $2,460,928.50 used to acquire such shares was capital contributions from the members of Cape Ann.

Item 4.  Purpose of Transaction.

           On December 4, 1997, Cape Ann consummated the previously disclosed purchase of 193,014 additional shares of Common Stock from the Issuer pursuant to the October Agreement as amended by the Amendment to October Agreement.

           The Reporting Persons intend to continue to review their investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the October Agreement and the Agreement previously described in the Schedule 13D.

           Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

           (a) and (b) As of the date hereof, the Reporting Persons beneficially own 1,008,168 shares of Common Stock (1,003,168, in the case of Cape Ann). To the best knowledge of the Reporting Persons, there are 5,619,768 shares of Common Stock outstanding. The 1,008,168 shares beneficially owned by the Reporting Persons represent approximately 17.9% of the Common Stock issued and outstanding. Subject to the limitations of the Agreement, the Reporting Persons share the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the Common Stock beneficially owned by them (except that Cape Ann does not share such powers with respect to the 5,000 shares of Common Stock held directly by Chilmark Fund).


                       Page 7 of 11 Pages

           (c) During the last sixty days, the only transaction in Common Stock effected by the Reporting Persons (or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A to the Schedule 13D) was the purchase, on December 4, 1997, by Cape Ann of 193,014 shares of Common Stock from the Issuer at a price of $12.75 per share, or an aggregate of $2,460,928.50.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           As described above, Cape Ann is a party to the Amendment to October Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

           Exhibit 6 - Amendment to October Agreement.


                       Page 8 of 11 Pages

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  December 5, 1997

                               Cape Ann Investors, L.L.C.

                               By: /s/ David Schulte
                                  -----------------------
                                  Name: David Schulte
                                  Title: President


                               Chilmark Fund II, L.P.

                               By: Chilmark II, L.L.C.

                               By: /s/ David Schulte
                                  -----------------------
                                  Name: David Schulte
                                  Title: President


                               Chilmark II, L.L.C.

                               By: /s/ David Schulte
                                  -----------------------
                                  Name: David Schulte
                                  Title: President


                               Chilmark Partners, L.L.C.

                               By: /s/ David Schulte
                                  -----------------------
                                  Name: David Schulte
                                  Title: Managing Member


                               /s/ David Schulte
                               --------------------------
                                    David Schulte



                       Page 9 of 11 Pages

                           EXHIBIT INDEX

Exhibit                                                     Page
Number          Description                                 Number
------          -----------                                 ------

   1            Joint Filing Agreement, dated                 *
                September 19, 1997, among
                the Reporting Persons.

   2            Stock Purchase Agreement.                     *

   3            Amendment No. 1.                              *

   4            Form of Share Purchase Agreement,             *
                dated as of September 18, 1997.

   5            October Agreement.                            *

   6            Amendment to October Agreement.              11




--------
* previously filed


                       Page 10 of 11 Pages